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Minority-ownedWomen-led
Happy Flower

Cannabis Business

Worcester, MA 01603
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Early Investor Bonus: The investment multiple is increased to 3× for the next $25,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Happy Flower is seeking investment to build out a cannabis cultivation and manufacturing facility in Worceste
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REVIEW SPECIFICS
This is a preview. It will become public when you start accepting investment.
THE OPPORTUNITY

We are a minority- and women-led startup in the Massachusetts Cannabis cultivation and manufacturing space

Build a successful commercial cultivation and manufacturing facility.
Create a recognizable and reliable brand in a rapidly growing industry.
Add meaning and value to the lives of our employees and the community we are a part of.
Teach and build generational wealth through participation in cannabis industry
.
HAPPY FLOWER LLC BUSINESS PLAN
SOME SELFIES OF OUR HAPPY FLOWERS
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THE CANNABIS INDUSTRY

APRIL 2021
Secured Lease
MAY 2021
Conducted Host Community Meeting
OCT 2021
Executed Host Community Agreement
NOV 2021
Submitted Application for Provisional License
JAN 2022
Obtained Provisional License
FEB 2022
Phase 1 Crowd Funding Launch
This is a preview. It will become public when you start accepting investment.
8 people
Projected Jobs Created by 2024
$3,000,000
Projected Revenue by 2024
7,000 sq. ft.
Facility Space
THE TEAM
Robinson Joachin
CEO

Robinson will serve as CEO of this company and will be responsible for setting the strategy for cultivation. He
an independent investor in the financial markets and 5 years of indoor cultivation experience. Robinson has exp
in various mediums.

Sheila Phicil
COO

Sheila will serve as the COO of this company and will be responsible for oversight of daily operations. Sheila ha
operations and of the Neurology Department at Boston Medical Center where she oversees a staff of over 200
30,000 patient visits per year.

This is a preview. It will become public when you start accepting investment.
OUR STRATEGY

We chose to license as a microbusiness which allows us to expand to a total canopy size of 5,000 square feet a
manufacturer. We chose to go the Microbusiness route because the smaller scale and nimbleness of a Microbu
a brand that offers:

High quality and potency
Sustainability

EXPENSES

Operating Expenses (SG&A) $311,530 $327,862 $324,730 $320,644 $320,640

Capital Expense $16,636 $16,636 $16,636 $16,636 $16,636

Operating Profit $794,970 $2,145,784 $3,347,074 $4,193,385 $4,311,302

This information is provided by Happy Flower. Mainvest never predicts or projects performance, and has not re forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Happy Flower Business Proposal for MainVest.pptx

Investment Round Status

Target Raise $50,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends May 20th, 2022

Summary of Terms

Legal Business Name Happy Flower LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

3×

Investment Multiple 2×

Business's Revenue Share 0.6%-3%

Minimum Investment Amount $100

Repayment Schedule Annually

Securitization None

Maturity Date October 1st, 2029

Financial Condition

Historical milestones

Happy Flower LLC has been operating since February 2021 and has since achieved the following milestones:

April 2021, Secured lease cultivation and manufacturing facility in Worcester, MA

May 2021, Held Community Outreach meeting and submitted application for host community agreement

Oct 2021, Completed host community agreement with City of Worcester

Nov 2021, Submitted application for provisional license to CCC .

The capital raised through Mainvest will make up the entirety of the Happy Flower LLC's fundraising. However additional funds from alternate sources at a later date.

No operating history

Happy Flower LLC was established in Feb, 2021. Accordingly, there are limited financial statements and inform evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF C FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Cor investors and company directors or management be indicted under federal law, all of the assets they contribut an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to a still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis la impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which ma illegal on a national level. If the federal government determines that such laws should be enforced strictly, it co damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdict cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Su States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that lega present, the states are maintaining existing laws and passing new ones in this area. A change in the federal atti a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis indu could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are evolving interpretations, which could require us to incur substantial costs associated with compliance or alter c violations of these laws, or allegations of such violations, could disrupt our business and result in a material adv addition, it is possible that regulations may be enacted in the future that will be directly applicable to our busin any future laws, regulations, interpretations, or applications, nor can we determine what effect additional gove policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept fo and therefore would not be able to do business with the Company. As such, the Company and its wholly owne bank willing to accept their business. There can be no assurance that banks currently or in the future will decid

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you
Note is not like that at all. The ability of Happy Flower LLC to make the payments you expect, and ultimately to
on a number of factors, including many beyond our control.

Limited Services

Happy Flower LLC operates with a very limited scope, offering only particular services to potential clients, mak
customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these con
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new en
LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and cu
customer preference away from Happy Flower LLC's core business or the inability to compete successfully ag
could negatively affect Happy Flower LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Happy Flower LLC's management or vote on and/o
regarding Happy Flower LLC. Furthermore, if the founders or other key personnel of Happy Flower LLC were t
unable to work, Happy Flower LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable e
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large
Happy Flower LLC and the key persons will have no control. Changes in assumptions or their underlying facts
forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the pro
there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Ad
newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months a
one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securiti

subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds o
offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annua
audited by an independent accounting firm). Although Title III does require extensive information, it is possible
decision if you had more information.

Lack of Ongoing Information

Happy Flower LLC will be required to provide some information to investors for at least 12 months following th
is far more limited than the information that would be required of a publicly-reporting company; and Happy Fl
annual information in certain circumstances.

Uninsured Losses

Although Happy Flower LLC will carry some insurance, Happy Flower LLC may not carry enough insurance to
business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at lea
Happy Flower LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consum
antitrust laws, and health care laws, could negatively affect Happy Flower LLC's financial performance or abilit
any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Happy Flower LLC's management will coincide: you both war
successful as possible. However, your interests might be in conflict in other important areas, including these: Y
act conservative to make sure they are best equipped to repay the Note obligations, while Happy Flower LLC i
invest in the business. You would like to keep the compensation of managers low, while managers want to mak

Future Investors Might Have Superior Rights

If Happy Flower LLC needs more capital in the future and takes on additional debt or other sources of financin
superior to yours. For example, they might have the right to be paid before you are, to receive larger distributic
management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exch

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity

Subordination

The Notes shall be subordinated to all indebtedness of Happy Flower LLC to banks, commercial finance lender institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, b representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that that the representative will do things you believe are wrong or misguided. If an event of default has occurred a appointed, all of the representative's reasonable expenses must be paid before any further payments are made

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue ope to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Happy Flower LLC is a newly established entity and has no history for prospective investors to consider.

This information is provided by Happy Flower. Mainvest never predicts or projects performance, and has not re For additional information, review the official Form C filing with the Securities and Exchange Commission on th This is a preview. It will become public when you start accepting investment.

Investor Discussion

Happy Flower isn't accepting investments right now, but is trying to get a sense of how they should structure t provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC a ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll b

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